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ADAM T. TEUFEL

adam.teufel@dechert.com
+1 202 261 3464 Direct +1 202 261 3164 Fax

December 26, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Attention:	Irene Paik

J. Nolan McWilliams

Kate Tillan

Jason Niethamer

Re:	Hashdex Nasdaq Crypto Index US ETF

Amendment No. 2 to Registration Statement on Form S-1

Filed November 25, 2024

File No. 333-280990

Ladies and Gentlemen:

On behalf of our client, Hashdex Nasdaq Crypto Index US ETF (the “Trust” or the “Registrant”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated December 6, 2024 (the “Comment Letter”), relating to the Trust’s Registration Statement on Form S-1 (File No. 333-280990) filed with the Commission on November 25, 2024 (the “Registration Statement”). On behalf of the Trust, we are concurrently filing via EDGAR Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”).

The Amendment and this correspondence provide the Registrant’s responses to the Comment Letter.

Each of the Staff’s comments from the Comment Letter is repeated below in italics and followed by the Registrant’s response. Capitalized terms used, but not defined, herein are used with the same meaning given to them in the Amendment. Any disclosure changes made in response to the Staff’s comments, as set forth below, in one place are also made in other applicable places of the prospectus contained in the Amendment (the “Prospectus”).

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors

The Trust’s Operating Risks, page 36

1. To the extent material, please include risk factor disclosure that addresses the risks related to your Crypto Custodians and the Prime Execution Agent acting in the same capacity for several competing products.

Response: The Prospectus has been revised accordingly.

Prospectus Summary, page 1

Business of the Trust

The Trust’s Benchmark, page 65

2. We note your revised disclosure on page 66. Please revise for consistency your disclosure on page 65 indicating that “there are no crypto assets other than bitcoin and ether that are eligible for inclusion in the Index based on whether they serve as an underlying asset for a derivative instrument listed on a U.S.-regulated derivatives platform.” Please also disclose whether Nasdaq or the NCIOC has explained why avalanche, chainlink and litecoin are not included in the Index in spite of meeting the eligibility criteria, and if so, describe the reasons.

Response: Nasdaq does not provide specific reasons for assets that are not included in any index. Their Crypto Indexes methodology states on page 3: “Notwithstanding inclusion in the eligible list, the Nasdaq Index Management Committee reserves the right to further exclude any additional assets based on one or more factors, including but not limited to, its review of general reputational, fraud, manipulation, or security concerns connected to the asset. Assets that, in the sole discretion of the Nasdaq Index Management Committee, do not offer utility, do not facilitate novel use cases, or that do not exhibit technical, structural or crypto-economic innovation (e.g., assets inspired by memes or internet jokes) may also be excluded.”

Coinbase PBA, page 74

3. We note your disclosure on page 41 that the Coinbase PBA has been agreed in principle and “upon execution will reflect the disclosed terms” and your discussion of the terms of the Coinbase PBA starting on page 74. Please confirm that upon execution of the Coinbase PBA, it will be filed as an exhibit to the registration statement in a pre-effective amendment, and the material terms of the agreement will be disclosed in more detail, including but not limited to:

●	Whether customer assets are held in segregated accounts and not commingled;
●	Quantification of the limitations on liability of Coinbase Custody;
●	The geographic location of the private keys;
●	The amount of coverage provided by Coinbase Custody’s insurance policy and any coverage limitations;
●	More detailed information about how Coinbase, Inc. will be compensated under the Master Trading Agreement;
●	More detailed information about who will be responsible for fees associated with crypto transactions; and
●	Whether there are any limits on the percentage or amount of Trust’s assets that may be held at the Prime Execution Agent at any point in time.

Response: We confirm that, upon execution, the Coinbase PBA will be filed as an exhibit to the registration statement, and its material terms will be disclosed in further detail.

Regarding the last item, the Trust will not impose formal limits on the percentage or amount of Trust assets that may be held at a Prime Execution Agent at any given time. However, the Sponsor will implement a counterparty risk assessment process to determine appropriate asset allocations among Custodians, the Prime Execution Agent, and other Crypto Trading Counterparties.

The Trust’s Service Providers, page 90

4. Refer comment 37 of our letter dated August 20, 2024. Please revise to:

●	Identify any Crypto Trading Counterparties with whom the Sponsor has entered into an agreement;
●	Describe the approval process of Crypto Trading Counterparties, including any specific criteria for engagement as a Crypto Trading Counterparty, such as whether the Crypto Trading Counterparty may be an affiliate of the Trust and/or Sponsor; and
●	Disclose the material terms of any agreement you have with Crypto Trading Counterparties, including whether and to what extent there will be any contractual obligations on the part of the Crypto Trading Counterparties to participate in cash orders for creations or redemptions.

Response: The Prospectus has been revised accordingly

*    *    *

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	Samir Kerbage, Hashdex

Julia Castelo Branco Rocha, Hashdex

Davi Marques, Hashdex

Neel Maitra, Dechert LLP

Anna Tomczyk, Dechert LLP

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